Exhibit 99.2
FORM OF LETTER
EUROSEAS LTD.
Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
 Distributed to Stockholders of Euroseas Ltd.
August        , 2015
Dear Stockholder:
This letter is being distributed by Euroseas Ltd. ("Euroseas") to all holders of record (the "Recordholders") of shares of its common stock, par value $0.03 per share (the "Common Stock"), at 5:00 p.m., Eastern Time, on August 14, 2015 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Subscription Rights") to subscribe for and purchase shares of Common Stock.  The Subscription Rights and Common Stock are described in the prospectus dated August 11, 2015 (a copy of which accompanies this letter) (the "Prospectus").
In the Rights Offering, Euroseas is offering up to approximately $20,000,000 aggregate principal amount shares of Common Stock, as described in the Prospectus, at a subscription price of $            per share (the "Subscription Price").
The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on September 15, 2015, unless extended (the "Expiration Time").  The Subscription Rights will cease to have any value at the Expiration Time.
As described in the accompanying Prospectus, you are entitled to             Subscription Right(s) for each           share(s) of Common Stock owned at 5:00 p.m., Eastern Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the "Rights Certificate").  Each Subscription Right entitles you to purchase                shares of Common Stock at the Subscription Price (the "Basic Subscription Right").  For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive             Subscription Rights and would have the right to purchase              shares of Common Stock for the Subscription Price (or a total payment of $           ).  If you exercise your Basic Subscription Rights in full, subject to the allocation described below and the limitations described in the Prospectus, you will be entitled to an oversubscription privilege to purchase additional shares of Common Stock that have not been purchased by other stockholders pursuant to their Basic Subscription Rights, at the Subscription Price (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all Oversubscription Privilege requests, then Euroseas will allocate the available shares pro rata among the stockholders exercising the Oversubscription Privilege in proportion to the number of shares of Common Stock each of those stockholders owned on the Record Date, relative to the number of shares owned on such date by all stockholders exercising the Oversubscription Privilege.  If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the Oversubscription Privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares will be allocated among all other stockholders exercising the Oversubscription Privilege on the same pro rata basis described above.  The proration process will be repeated until all shares have been allocated.

The Company will not issue fractional shares.  Fractional shares resulting from the exercise of the Basic Subscription Rights and the Oversubscription Privileges will be eliminated by rounding down to the nearest whole share.  Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.
Enclosed are copies of the following documents:
(1)	Letter to Stockholders who are Beneficial Holders;
(2)	Prospectus;
(3)	Rights Certificate;
(4)	Instructions as to the Use of Euroseas Rights Certificates;
(5)	Beneficial Holder Election Form;
(6)	Notice of Important Tax Information;
(7)	Notice of Guaranteed Delivery; and
(8)	A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.
Your prompt action is requested.  To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Oversubscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus.  The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.  You cannot revoke the exercise of your Subscription Rights.  Subscription Rights not exercised prior to the Expiration Time will expire.
Additional copies of the enclosed materials may be obtained from the information agent, D.F. King & Co., Inc.  The information agent's telephone number is (877) 478-5044.  Any questions or requests for assistance concerning the Rights Offering should be directed to the information agent.
Very truly yours,
Euroseas Ltd.
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